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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.        )*

Atrion Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

049904105

(Cusip Number)

Emile A. Battat
One Allentown Parkway
Allen, Texas 75002
(972) 390-9800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies To:
B.G. Minisman, Jr., Esq.
Berkowitz, Lefkovits, Isom & Kushner
420 20th Street North, Suite 1600
Birmingham, Alabama 35203
(205) 328-0480

February 21, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 049904105

1.	Name of Reporting Person: Emile A. Battat		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF; BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 126,900

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 126,900

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 126,900

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

SCHEDULE 13D

Item 1. Security and Issuer

      This Schedule 13D relates to the common shares, par value $.10 per share (the “Shares”), of Atrion Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is One Allentown Parkway, Allen, Texas 75002.

Item 2. Identity and Background

      This statement is being filed by Emile A. Battat, Chairman, President and Chief Executive Officer of Atrion Corporation. The business address of Atrion Corporation is One Allentown Parkway, Allen, Texas 75002. Atrion Corporation designs, develops, manufactures, markets, sells and distributes medical products and components through its subsidiaries.

      During the past five years, Mr. Battat has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Battat is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

      On February 21, 2003, Mr. Battat acquired 82,000 Shares pursuant to the exercise of stock options granted under the Issuer’s 1997 Stock Incentive Plan. The total consideration paid for the 82,000 Shares was $1,442,441. Mr. Battat paid $14.063 per Share with respect to 7,000 of those Shares and $17.92 per Share with respect to 75,000 of those Shares. Of the total purchase price, $1.25 million represents the proceeds of a loan borrowed from a bank and the balance of the purchase price consisted of Mr. Battat’s personal funds.

Item 4. Purpose of Transaction

      Mr. Battat has acquired the Shares owned by him for investment purposes and may, from time to time, depending on his evaluation of the Issuer’s business, prospects and financial condition, the market for the Shares, other opportunities available to him, general economic conditions, regulatory conditions, financial and stock market conditions and other considerations, acquire additional Shares or dispose of Shares, either in the open market or in private transactions, or combinations thereof.

      Other than as described in the preceding paragraph, Mr. Battat has no plans or proposals which relate to or would result in: (a) the acquisition or disposition by any person of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Articles of Incorporation, Bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a)  Mr. Battat is the beneficial owner of 126,900 Shares, representing approximately 6.9% of the Issuer’s outstanding Shares based on 1,823,321 Shares issued and outstanding as of February 24, 2003.

      (b)  Mr. Battat has sole voting and dispositive power with respect to the 126,900 Shares beneficially owned by him.

      (c)  Except as set forth in Item 3 above, Mr. Battat has not effected any transactions in the Shares during the past 60 days.

      (d)  No person other than Mr. Battat has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by him.

      (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

      Mr. Battat has options to purchase 75,000 Shares issued under and subject to the terms of the Issuer’s 1997 Stock Incentive Plan. Those options first become exercisable October 23, 2003. Mr. Battat also has an employment agreement with the Issuer the terms of which provide for the immediate vesting of all stock options or equity granted to him in the event his employment is terminated during the term of the employment agreement by Mr. Battat for “good reason” or by the Issuer for other than “just cause.”

      Other than as described in the preceding paragraph, Mr. Battat has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the Issuer’s securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

(a)	Atrion Corporation 1997 Stock Incentive Plan (Incorporated by reference to Exhibit 4.4(b) filed with the Issuer’s Form S-8 Registration Statement No. 333-56509, dated June 10, 1998)

(b)	Form of Atrion Corporation 1997 Stock Incentive Plan Award Agreement for Nonqualified Stock Option for Director (Incorporated by reference to Exhibit 4.7 filed with the Issuer’s Form S-8 Registration Statement No. 333-56509, dated June 10, 1998)

(c)	Form of Atrion Corporation 1997 Stock Incentive Plan Award Agreement for Incentive Stock Option (Incorporated by reference to Exhibit 4.5 filed with the Issuer’s Form S-8 Registration Statement No. 333-56509, dated June 10, 1998)

(d)	Chief Executive Officer Employment Agreement (Incorporated by reference to Exhibit 10m to the Form 10-K of Atrion Corporation dated March 26, 2002)

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2003

/s/ Emile A. Battat Emile A. Battat